Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

September 4, 2014

Via EDGAR and FedEx

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on August 7, 2014

File No. 333-195710

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 27, 2014, relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on August 7, 2014. The responses below have been numbered to correspond with the comments in your August 27, 2014 letter. As discussed with the Staff, we plan to amend the Company’s (i) Amendment No. 3 to Registration Statement on Form S-1, (ii) Annual Report on Form 10-K for the year ended December 31, 2013, (iii) Quarterly Report on Form 10-Q for the three months ended March 31, 2014, and (iv) Quarterly Report on Form 10-Q for the six months ended June 30, 2014, to address the comments in your August 27, 2014 letter once the responses to such comments have been approved by the Staff.

General

1. Please update your financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Company Response 1:

The Company respectfully informs the Staff that the Company will update the financial statements and related disclosures in the next amendment to our Registration Statement on Form S-1.

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2014

2. Please refer to comment 2 of our prior letter, dated July 8, 2014 and ensure that your business plan, timelines and liquidity disclosures are updated with your next amendment accordingly.

Company Response 2:

The Company respectfully informs the Staff that the Company will update the appropriate disclosures in the next amendment to our Registration Statement on Form S-1.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3. We note your disclosure in your restatement footnote on page F-8 in response to prior comment 1 that you have decided not to recognize franchise fee revenues until the franchisee commences operations. Please revise your revenue recognition policy accordingly.

Company Response 3:

The Company respectfully informs the Staff that the revenue recognition policy related to franchise fee revenues will be revised and updated accordingly in the next amendment to our Registration Statement on Form S-1.

4.  We note you have revised your revenue recognition policy in your interim financial statements on page F-7 in response to prior comment 2. Please also revise your revenue recognition policy in your audited financial statements on page F-16 to disclose a consistent revenue recognition policy.

Company Response 4:

The Company respectfully informs the Staff that the revenue recognition policy in our audited financial statements will be revised and updated accordingly in the next amendment to our Registration Statement on Form S-1.

Note 3 – Acquisition of World Moto Assets, page F-17

5.  We have reviewed your response to prior comment 3. Your response indicates that you have concluded that you are the accounting and legal acquirer in this transaction. Tell us how you considered the ownership percentages between the entities/shareholders. Provide the ownership percentages of the new shareholders as of the acquisition date. Further, if the “new” shareholders have control as of the acquisition date, describe how you considered recording the assets transferred at their historical cost. We refer you to SAB Topic 5G.

Company Response 5:

The Company respectfully informs the Staff that after having carefully reviewed the ownership percentages of the new shareholders as of the acquisition date and SAB Topic 5G, it believes that the assets acquired from Old WM should be recorded at the transferors’ historical cost basis, which was zero, because the new shareholders obtained control as of the acquisition date, with an overall ownership percentage of approximately 60%. The Company also believes that the shares issued to the new shareholders should be recorded at their fair value as stock-based compensation in accordance with ASC Topic 845 – Nonmonetary Transactions when the Company’s common shares were publicly traded at the time of the acquisition.

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2014

The Company plans to amend its Amendment No. 3 to Registration Statement on Form S-1, its Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three months ended March 31, 2014 and Quarterly Report on Form 10-Q for the six months ended June 30, 2014, to include the following adjustments:

1.	To remove the intangible assets initially capitalized by the Company at fair value of common stock issued to the new shareholders;
2.	To record the fair value of the shares issued to the new shareholders as stock-based compensation expense;
3.	To remove the amortization expense previously recorded for the intangible assets.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 27, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

September 4, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated September 4, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles
Paul Giles
President